Securities and Exchange Commission
Washington, DC 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant
to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed
Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)* BLUE EARTH, INC.

(Name of Issuer) Common Stock

(Title of Class of Securities) 09548108

(CUSIP Number) July 19, 2013

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ]Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09548108	13G	Page 2 of 5 Pages

1	Names of Reporting Persons DAVID J. LIES
2	Check the Appropriate Box if a Member of a Group (a) [ ] (See Instructions) (b) [X]
3	SEC Use Only
4	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 5,398,359
	6	Shared Voting Power -0-
	7	Sole Dispositive Power 5,398,359
	8	Shared Dispositive Power -0-
9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,398,359
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)
11	Percent of Class Represented by Amount in Row 9 9.45%
12	Type of Reporting Person (See Instructions) IN

CUSIP No. 09548108	13G	Page 3 of 5 Pages

Item 1(a). Name of Issuer:

Blue Earth, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:

2298 Horizon Ridge Parkway, Suite 205

Henderson, NV  89052

Item 2(a). Name of Person Filing:  DAVID J. LIES

Item 2(b). Address of Principal Business Office or, if None, Residence:

1701 E. Lake Avenue, Suite 260, Glenview, IL  60025

Item 2(c). Citizenship:  United States

Item 2(d). Title of Class of Securities:  Common Stock

Item 2(e). CUSIP Number:

09548108

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:    Not Applicable

(a) [  ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) [  ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) [  ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) [  ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e) [  ] An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f) [  ] An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g) [  ] A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) [  ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [  ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the

Investment Company Act (15 U.S.C. 80a-3);

(j) [  ] A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k) [  ] Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 09548108	13G	Page 4 of 5 Pages

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:   5,398,359(1)(2)

(b) Percent of class:  9.45%(3)

(c) Number of shares as to which the person has:  5,398,359(1)(2)

(i) Sole power to vote or to direct the vote:   5,398,359(1)(2)

(ii) Shared power to vote or to direct the vote:  (0)

(iii) Sole power to dispose or to direct the disposition of: 5,398,359(1)(2)

(iv) Shared power to dispose or to direct the disposition of:

(1)

The following is comprised of (a) 160,000 shares of Series C Preferred Stock convertible into 1,600,000 shares of common stock exclusive of any accrued dividends payable in common stock; (b) 100,000 shares issuable upon exercise of consulting warrants held by Mr. Lies; (c) 182,000 shares of common stock held by Remanco Inc. of which Mr. Lies is a control person; (d) 8,750 shares held by an IRA account he controls; and (e) 3,507,609 shares held by Mr. Lies directly.

(2)

Does not include (i) 800,000 Class A Warrants issued in connection with the Company’s Series C Preferred Stock Offering; and (ii) 1,310,720 shares issuable upon exercise of Class B Warrants issued as of November 7, 2013 in connection with the redemption of Class A Warrants.  As of November 1, 2013, Mr. Lies and the Company amended the applicable Warrants effective November 1, 2013, to provide that no exercise shall occur if as a result Mr. Lies would have beneficially owned more than 9.9% of the issued and outstanding stock of the Company (the “Blocker”).

(3)         Based on 55,417,082 shares of our common stock outstanding on November 14, 2013. Does not include shares of the issuer’s common stock issuable upon exercise of outstanding options, warrants and warrants or warrants subject to the Blocker issuable upon full exercise of Class A or B Warrants or conversion of Preferred Stock other than by the Reporting Person.

Item 5. Ownership of Five Percent or Less of a Class.

N/A

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

N/A

Item 8. Identification and Classification of Members of the Group.

N/A

Item 9. Notice of Dissolution of Group.

N/A

Item 10

(c) The following certification shall be included if the statement is filed pursuant to § 240.13d-1(c): By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.  I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

CUSIP No. 09548108	13G	Page 5 of 5 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 15, 2013 /s/ DAVID J. LIES
(Signature)
DAVID J. LIES
(Name and Title)